(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports Results for the Third Quarter of 2023 and Updates its Fiscal 2023 guidance

•Net sales of $870 million, up 2%
•Operating margin of 17.8%, adjusted operating margin1 of 18.1%
•GAAP diluted EPS of $0.73 and adjusted diluted EPS1 of $0.74
•Cash flow from operations of $305 million and free cash flow1 of $265 million
•Capital returned to shareholders of $113 million during the quarter through dividends and share repurchases
•The Company updates its fiscal 2023 guidance to the lower end of previously provided revenue and EPS ranges while maintaining expected FCF generation above $425 million

Montreal, Thursday, November 2, 2023 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the third quarter ended October 1, 2023.

"Our competitive position remains very strong in a challenging environment driven by our industry-leading vertically integrated manufacturing platform. We delivered third quarter performance which came in overall in line with our expectations. We resumed our sales growth trajectory and delivered operating margin within our target range” said Glenn J. Chamandy, Gildan’s President and CEO.

During the third quarter, the Company delivered net sales of $870 million, up 2% over the prior year’s sales of $850 million, as we moved past the impact of strong prior year comparative periods tied to post-pandemic replenishment. We also delivered solid adjusted operating margin1 of 18.1%. Consequently, GAAP diluted EPS came in at $0.73 and adjusted diluted EPS1 at $0.74, both down as anticipated from $0.84 in the third quarter last year. Cash flows from operating activities were strong for the quarter totaling $305 million, and we generated $265 million of free cash flow1 after capital expenditures of $43 million. This positioned the Company well to continue to execute on its capital allocation priorities during the quarter and we repurchased 2.7 million shares at a cost of $80 million under our normal course issuer bid (NCIB) program. This program, which was recently renewed, authorizes the repurchase of up to 5% of the Company's outstanding common shares. We ended the third quarter with net debt1 of $1,018 million and a leverage ratio1 of 1.6 times net debt to trailing twelve months adjusted EBITDA1 well within our targeted debt levels.

Q3 2023 Operating Results

Net sales for the third quarter came in at $870 million, up 2% over the prior year, consisting of Activewear sales of $744 million and sales in the Hosiery and underwear category of $126 million.

For Activewear, while POS was positive on a year-over-year basis, sales for this category were essentially flat during the quarter. We benefited from the favourable impact of fleece shipments which were driven by strong sell-through and seasonal replenishment, though as anticipated, the trade-down within this activewear category persisted this quarter. This benefit was offset by lower volume in certain other activewear categories and slightly lower net selling prices. International markets remained particularly challenging, performing well below our expectations, with sales down 23% during the quarter versus the prior year as a result of lower demand and price pressures across all markets.

We saw increasing momentum in the Hosiery and underwear category in the quarter with sales up 16% versus the prior year. This increase was mainly driven by sales volume growth, reflecting the expansion of our private label offering and the roll-out of new underwear programs in the mass retail channel, as well as strength in hosiery. Despite industry-wide weak replenishment for men's underwear and socks year-over-year, we continue to achieve solid performance in this category.

We generated gross profit of $239 million, or 27.5% of sales in the third quarter, down $13 million and 220 basis points respectively, versus the prior year. The lower gross margin was primarily driven by higher raw materials and manufacturing input costs as well as slightly lower net selling prices. As expected, we saw a sequential improvement of 170 basis points to our gross margin in the third quarter as pressure stemming from the flow-through of peak cotton costs in the first half of the fiscal year abated.

SG&A expenses of $82 million were flat year over year, and as a percentage of sales, SG&A was down 20 basis points to 9.5%, primarily reflecting the benefit of sales leverage.

For the third quarter, we generated operating income of $155 million, or 17.8% of sales and adjusted operating income1 of $157 million, or 18.1% of sales, down respectively 270 and 190 basis points compared to the prior year, reflecting the lower gross margin and adjusted gross margin1.

After reflecting net financial expenses of $21 million, up $11 million over the prior year due to higher interest rates and average net borrowing levels, and the positive benefit of a lower outstanding share base, we reported GAAP diluted EPS and adjusted diluted EPS for the quarter of $0.73, and $0.74, respectively, both down from $0.84 in the prior year.

Cash flows from operating activities in the third quarter totaled $305 million versus $66 million in the prior year, mainly due to significantly lower working capital requirements. After accounting for capital expenditures totaling $43 million in the third quarter, down from $75 million in prior year, we generated $265 million of free cash flow, compared to the use of $7 million of free cash flow in the prior year period. Capital expenditures have moderated as we near completion of phase 1 of our new manufacturing complex in Bangladesh, with the first facility currently ramping up its operations as planned. At the end of the third quarter of 2023, net debt stood at $1,018 million with a leverage ratio of 1.6 times net debt to trailing twelve months adjusted EBITDA well within targeted debt levels.

Year-to-date Operating Results

Net sales for the nine months ended October 1, 2023, were $2,413 million, down 4% over the same period last year, reflecting a decrease of 7% in Activewear sales, partly offset by an increase of 10% in the Hosiery and underwear category. The decline in Activewear sales was primarily due to lower sales volumes compared to the prior year which benefited from distributor inventory replenishment following the pandemic, as well as the unfavourable impact of product mix stemming from current macro-economic conditions. Year-over-year POS trends for the Activewear category showed progressive improvement from the first to the second quarter and into the third quarter. International sales of $172 million were down 14% versus the prior year period. The strong performance in the Hosiery and underwear category, with sales of $389 million in the first nine months of 2023, was driven by both underwear and sock volume growth. We are benefiting from the expansion and the roll-out of retail programs in the mass channel for these products, following a period of inventory adjustments at retailers.

We generated gross profit of $644 million in the first nine months, down $114 million versus the prior year, driven by the decline in sales and lower gross margins. Gross margin of 26.7% was down by 340 basis points over this period, mainly a result of the flow-through impact on our cost of sales of peak fiber costs and higher manufacturing input costs, both of which were anticipated. These factors were partly offset by higher net selling prices.

SG&A expenses for the first nine months of 2023 of $242 million were $11 million below prior year levels. SG&A expenses as a percentage of net sales were 10.0%, in line with prior year, as sales deleverage was offset by the benefit of lower expenses including lower variable compensation as well as a trade accounts receivable recovery.

We generated operating income of $466 million, or 19.3% of sales, which included the benefit of a $77 million net insurance gain and a $25 million gain from the sale and leaseback of one of our U.S. distribution facilities, partly offset by higher restructuring costs of $35 million, compared to operating income of $511 million, or 20.3% of sales in the first nine months of last year. Excluding these items, adjusted operating income was $398 million, or 16.5% of sales, down $105 million, or 350 basis points year over year, mainly reflecting lower sales and gross margin pressure in the first nine months as noted above.

After reflecting increased net financial expenses of $58 million due to higher interest rates and average net borrowing levels, and the positive benefit of a lower outstanding share base, we reported GAAP diluted EPS and adjusted diluted EPS for the first nine months of $2.14 and $1.82 respectively, both down from GAAP diluted EPS and adjusted diluted

EPS of $2.46, in the prior year. GAAP net earnings included the after-tax impact of the net gains and restructuring charges described above.

Outlook
Under our GSG strategy, we remain committed to driving market share gains in key categories through the roll-out of new retail programs and the continued leveraging of our industry-leading vertically integrated manufacturing platform including the start-up of our new manufacturing complex in Bangladesh. Our third quarter unfolded largely as expected and we continue to expect our revenues to grow in the fourth quarter against an easier comparative in the prior year. This said, we now expect full year revenues and earnings per share to be at the lower end of the previously provided range, reflecting softer demand trends in certain markets stemming from the macro environment. Accordingly, we have adjusted our Fiscal 2023 guidance as follows:

Fiscal 2023 guidance provided on August 3, 2023	Update
Revenues for the full year flat to down low single digits	At the lower end of the range provided
Full year adjusted operating margin slightly below the low end of our current 18% to 20% annual target range	Maintained
Adjusted diluted EPS in the range of $2.55 to $2.65, including the impact of assumed share repurchases of 5% of the outstanding public float in 2023	At the lower end of the range provided
Capex maintained at the lower end of our 6% to 8% of annual sales target range	Maintained
Strong full year free cash flow generation above $425 million	Maintained

The above outlook assumes no meaningful deterioration from current market conditions including the pricing and inflationary environment, and reflects the assumptions noted above. Further, it reflects our expectations as of November 2, 2023 and is subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release and in our annual MD&A for the year ended January 1, 2023. The board may modify, extend or terminate current or future share repurchase programs at any time.

New Board Member Appointment

Today Gildan announced the appointment of Sharon Driscoll to the Company’s Board of Directors, bringing the Company’s Board to eleven members. She will serve on the Board’s Audit and Finance Committee and Compensation and Human Resources Committee. “Sharon is an accomplished business leader and her 15 plus years of C-suite experience across finance and strategy in publicly traded and privately held retail and distribution environments make her an ideal addition to our Board,” said Gildan’s Board Chairman, Donald C. Berg. “We welcome Sharon and look forward to her insights.”

Ms. Driscoll is a corporate director and currently serves on the Board of Directors of Empire Company Limited (TSX) and Imperial Oil Limited (TSX and NYSE). Until her retirement in September 2023, Ms. Driscoll held executive positions at RB Global Inc. (TSX and NYSE), including Chief Financial Officer, Co-Chief Executive Officer and Advisor to the Chief Executive Officer. Previously, she held other senior executive positions including Chief Financial Officer at Katz Group Canada Limited, Chief Financial Officer at Sears Canada Inc., and executive finance leadership roles at Loblaw Companies Limited. Ms. Driscoll is a Chartered Professional Accountant and holds a Bachelor of Commerce (Honours) degree from Queen’s University.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.186 per share, payable on December 18, 2023 to shareholders of record as of November 22, 2023. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid
During the third quarter, the Company completed share repurchases under its NCIB ending August 8, 2023 and following the renewal of the Company's NCIB, effective August 9, 2023, the Company continued to repurchase shares. A total of 2,659,400 common shares were repurchased for cancellation during the third quarter at a total cost of approximately $80 million.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at October 31, 2023, there were 172,199,799 common shares issued and outstanding along with 2,286,334 stock options and 77,302 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear will hold a conference call to discuss the Company's third quarter 2023 results today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be accessible on the investors section of Gildan’s corporate website at the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call may be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 6495687#. A replay of the conference call will be available for 7 days starting at 1:00 PM ET, by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 1, 2023, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q3 2023	Q3 2022	Variation (%)	YTD 2023	YTD 2022	Variation (%)
Net sales	869.9	850.0	2.3%	2,413.2	2,520.5	(4.3)%
Gross profit	239.2	252.2	(5.2)%	643.5	757.6	(15.1)%
Adjusted gross profit(1)	239.2	252.2	(5.2)%	640.4	756.3	(15.3)%
SG&A expenses(5)	82.2	82.2	n.m.	242.1	252.7	(4.2)%
Gain on sale and leaseback	—	—	n.m.	(25.0)	—	n.m.
Net insurance gains	—	—	n.m.	(74.2)	—	n.m.
Restructuring and acquisition-related costs (recovery)	2.0	(4.6)	n.m.	34.9	(5.8)	n.m.
Operating income	155.0	174.6	(11.2)%	465.7	510.8	(8.8)%
Adjusted operating income(1)	157.0	170.0	(7.6)%	398.3	503.7	(20.9)%
Adjusted EBITDA(1)	188.3	201.0	(6.3)%	489.2	600.5	(18.5)%
Financial expenses	20.7	9.3	122.6%	58.4	23.7	146.4%
Income tax expense	6.9	12.2	(43.4)%	27.0	29.4	(8.2)%
Net earnings	127.4	153.0	(16.7)%	380.3	457.6	(16.9)%
Adjusted net earnings(1)	129.4	153.4	(15.6)%	323.4	457.5	(29.3)%
Basic EPS	0.73	0.84	(13.1)%	2.14	2.47	(13.4)%
Diluted EPS	0.73	0.84	(13.1)%	2.14	2.46	(13.0)%
Adjusted diluted EPS(1)	0.74	0.84	(11.9)%	1.82	2.46	(26.0)%
Gross margin(2)	27.5%	29.7%	(2.2) pp	26.7%	30.1%	(3.4) pp
Adjusted gross margin(1)	27.5%	29.7%	(2.2) pp	26.5%	30.0%	(3.5) pp
SG&A expenses as a percentage of sales(3)	9.5%	9.7%	(0.2) pp	10.0%	10.0%	—
Operating margin(4)	17.8%	20.5%	(2.7) pp	19.3%	20.3%	(1.0) pp
Adjusted operating margin(1)	18.1%	20.0%	(1.9) pp	16.5%	20.0%	(3.5) pp
Cash flows from (used in) operating activities	305.1	65.8	n.m.	307.5	224.1	37.2%
Capital expenditures	(42.6)	(74.5)	(42.8)%	(172.4)	(164.1)	5.1%
Free cash flow(1)	264.6	(7.4)	n.m.	188.4	66.7	n.m.

As at (in $ millions, or otherwise indicated)	Oct 1, 2023	Jan 1, 2023
Inventories	1,138.2	1,225.9
Trade accounts receivable	449.4	248.8
Net debt(1)	1,018.1	873.6
Net debt leverage ratio(1)	1.6	1.1
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
(5) The Company recasted comparative figures to conform to the current period's presentation by grouping (Reversal of impairment) impairment of trade accounts receivable in SG&A expenses.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q3 2023	Q3 2022	Variation (%)	YTD 2023	YTD 2022	Variation (%)
Activewear	744.4	742.0	0.3%	2,024.0	2,167.1	(6.6)%
Hosiery and underwear	125.5	108.0	16.2%	389.2	353.4	10.1%
	869.9	850.0	2.3%	2,413.2	2,520.5	(4.3)%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q3 2023	Q3 2022	Variation (%)	YTD 2023	YTD 2022	Variation (%)
United States	787.7	742.3	6.1%	2,158.7	2,220.2	(2.8)%
Canada	28.9	38.2	(24.3)%	82.7	99.8	(17.1)%
International	53.3	69.5	(23.3)%	171.8	200.5	(14.3)%
	869.9	850.0	2.3%	2,413.2	2,520.5	(4.3)%

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recovery)
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. For the three and nine months ended October 1, 2023 restructuring and acquisition-related costs of $2.0 million and $34.9 million (2022 - $4.6 million (recovery) and $5.8 million (recovery)), respectively, were recognized. Refer to subsection 5.4.6 entitled “Restructuring and acquisition-related costs (recovery)” in our interim MD&A for a detailed discussion of these costs and recoveries.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative included exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and the write-down of production equipment relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The gains related to this initiative were as follows:
•For the three and nine months ended October 1, 2023, recoveries were nil.
•For the three and nine months ended October 2, 2022, nil and $1 million of recoveries, respectively, were included in cost of sales.

Net insurance gains
For the three and nine months ended October 1, 2023, net insurance gains were nil and $77.3 million (2022 - nil and $0.3 million), respectively, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains relate to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment. Insurance gains relating to recoveries for business interruption losses for the three and nine months ended October 1, 2023 were nil and $74.2 million (2022 - nil), respectively, are recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Net insurance gains and losses relating to recoveries for damaged equipment for the three and nine months ended October 1, 2023, were nil and $3.1 million (gain), respectively (2022 - nil and $0.3 million (gain)), are recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25.0 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net earnings	127.4	153.0	380.3	457.6
Adjustments for:
Restructuring and acquisition-related costs (recovery)	2.0	(4.6)	34.9	(5.8)
Impact of strategic product line initiatives	—	—	—	(1.0)
Net insurance gains	—	—	(77.3)	(0.3)
Gain on sale and leaseback	—	—	(25.0)	—
Income tax expense relating to the above-noted adjustments	—	5.0	10.5	7.0
Adjusted net earnings	129.4	153.4	323.4	457.5
Basic EPS	0.73	0.84	2.14	2.47
Diluted EPS	0.73	0.84	2.14	2.46
Adjusted diluted EPS(1)	0.74	0.84	1.82	2.46
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of the Company's strategic product line initiatives, and net insurance gains. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers, that could otherwise be masked by the impact of our strategic product line initiatives and net insurance gains that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Gross profit	239.2	252.2	643.5	757.6
Adjustments for:
Impact of strategic product line initiatives	—	—	—	(1.0)
Net insurance losses (gains)	—	—	(3.1)	(0.3)
Adjusted gross profit	239.2	252.2	640.4	756.3
Gross margin	27.5%	29.7%	26.7%	30.1%
Adjusted gross margin(1)	27.5%	29.7%	26.5%	30.0%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), the impact of the Company's strategic product line initiatives, net insurance gains, and gain on sale and leaseback. Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Operating income	155.0	174.6	465.7	510.8
Adjustments for:
Restructuring and acquisition-related costs (recovery)	2.0	(4.6)	34.9	(5.8)
Impact of strategic product line initiatives	—	—	—	(1.0)
Net insurance gains	—	—	(77.3)	(0.3)
Gain on sale and leaseback	—	—	(25.0)	—
Adjusted operating income	157.0	170.0	398.3	503.7
Operating margin	17.8%	20.5%	19.3%	20.3%
Adjusted operating margin(1)	18.1%	20.0%	16.5%	20.0%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs, is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the gain on sale and leaseback, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net earnings	127.4	153.0	380.3	457.6
Restructuring and acquisition-related costs (recovery)	2.0	(4.6)	34.9	(5.8)
Impact of strategic product line initiatives	—	—	—	(1.0)
Net insurance gains	—	—	(77.3)	(0.3)
Gain on sale and leaseback	—	—	(25.0)	—
Depreciation and amortization	31.3	31.1	90.9	96.9
Financial expenses, net	20.7	9.3	58.4	23.7
Income tax expense	6.9	12.2	27.0	29.4
Adjusted EBITDA	188.3	201.0	489.2	600.5

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Cash flows from (used in) operating activities	305.1	65.8	307.5	224.1
Cash flows from (used in) investing activities	(40.5)	(45.3)	(119.1)	(129.5)
Adjustment for:
Business acquisitions (dispositions)	—	(27.9)	—	(27.9)
Free cash flow	264.6	(7.4)	188.4	66.7

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Oct 1, 2023	Jan 1, 2023
Long-term debt (including current portion)	1,025.0	930.0
Bank indebtedness	—	—
Lease obligations (including current portion)	95.6	94.0
Total debt	1,120.6	1,024.0
Cash and cash equivalents	(102.5)	(150.4)
Net debt	1,018.1	873.6

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements due primarily to adjustments in the latter related to lease accounting, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Oct 1, 2023	Jan 1, 2023
Adjusted EBITDA for the trailing twelve months	652.6	764.2
Adjustment for:
Business (dispositions) acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	652.6	764.2
Net debt	1,018.1	873.6
Net debt leverage ratio(1)	1.6	1.1
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.7 at October 1, 2023.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on adjusted average net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our financial outlook set forth in this press release under the section “Outlook”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the appearance of COVID variants;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals from current levels;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the implementation of a global minimum tax rate of 15%;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release, including our updated financial outlook for the 2023 fiscal year under the section "Outlook", are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, in addition to the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

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